Filed by BancPlus Corporation
pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: First Trust Corporation
Commission File Number: 333-236022

September 29, 2021, Email from BancPlus Corporation to BancPlus Corporation Employees

We have accomplished much over the past two years, despite the COVID-19 pandemic, as a result of the hard work of each and every one of you and your dedication to BankPlus, our customers, and our communities. The recently completed conversion of our core banking system was a huge success! The conversion was meticulously planned and flawlessly executed. I’ve never been more proud of the BankPlus TEAM. And, last year we completed the acquisition, conversion and integration of State Bank & Trust Company into BankPlus resulting in a major expansion of our footprint in Mississippi as well as into Louisiana and Alabama. We started last year with $2.9 billion in total assets and had grown to $4.7 billion by year end.

I am excited to announce today BankPlus has reached a definitive agreement to acquire First Bank and Trust, a $1.3 billion community bank headquartered in New Orleans, Louisiana. Even though this acquisition still requires regulatory approval, we anticipate closing to occur in the first quarter of 2022. When the transaction is completed our combined bank will have approximately $6.4 billion in total assets, deposits totaling $5.7 billion, and gross loans of $4.5 billion. The conversion of systems and integration of First Bank and Trust into BankPlus will not occur until August 2022.

I have promised Gary Blossman, the CEO of First Bank and Trust, open communication and I make the same pledge to you. As we work to complete this transaction and combine our banks over the next year, we won’t have all the answers on day one. But, as we move forward through the process we will share information as decisions are made.

As we continue to expand in asset size and grow earnings, we will be creating new opportunities for all of you and enhancing shareholder value. This is yet another exciting time for all of us and it is only made possible by your commitment to High Performance and Teamwork.

With more locations than ever, we will continue to enrich more lives and build even stronger communities throughout Mississippi, Louisiana, Alabama, and now in Florida with our first branch in the Sunshine State.

AIM HIGH!
Bill

Huntsville
Birmingham
MS
AL
Montgomery
Shreveport
Jackson
LA
Mobile
FL
Tallahassee
Baton
Rouge
New Orleans
BankPlus (80)
BankPlus LPO (1)
First Bank and Trust (14)

Important Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by BancPlus or First Trust. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
In connection with the proposed transaction, BancPlus will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of First Trust and a prospectus of BancPlus (the “Proxy Statement/Prospectus”), and BancPlus may file with the SEC other relevant documents concerning the proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of First Trust. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY BANCPLUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BANCPLUS, FIRST TRUST AND THE PROPOSED TRANSACTION.
Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about BancPlus, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed by BancPlus. You will also be able to obtain these documents, when they are filed, free of charge, from BancPlus at investor.bankplus.net under the heading “SEC Filings.” Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Kevin Bailey, BancPlus Corporation, at 1068 Highland Colony Parkway, 400 Concourse, Ridgeland, MS 39157, telephone 601-607-4452, or by directing a request to First Trust Corporation, 909 Poydras Street, Suite 1700, New Orleans, LA 70112.

Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of BancPlus or First Trust. However, BancPlus, First Trust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First Trust in respect of the proposed Transaction. Information about BancPlus’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2020 and other documents filed by BancPlus with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements
This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements relating to the impact BancPlus or First Trust expect the Transaction to have on the combined entities operations, financial condition, and financial results, and BancPlus’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and other benefits BancPlus expects to realize as a result of the Transaction. Forward-looking statements also include, without limitation, predictions or expectations of future business or financial performance as well as its goals and objectives for future operations, financial and business trends, business prospects, and management's outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations, and are subject to risks and uncertainties. These statements often, but not always, are preceded by, are followed by or otherwise include the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “continue,” “seek,” “plan,” “can,” “should,” “could,” “would,” “will,” “to be,” “predict,” “potential,” “may,” “likely,” “will likely result,” “target,” “project” and “outlook” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about our industry, based on certain assumptions and beliefs of management, many of which, by their nature, are inherently uncertain and beyond the their control. Although BancPlus and First Trust believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements based on factors including the effects of the COVID-19 pandemic and actions taken in response thereto on our business, financial conditions and results of operations, and other risks and uncertainties set forth in the BancPlus’s filings with the SEC from time to time. Such risks and uncertainties include, but are not limited to, the possibility that the proposed Transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the delay in or failure to close for any other reason; the outcome of any legal proceedings that may be instituted against BancPlus or First Trust; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the Agreement; the risk that the businesses of BancPlus and First Trust will not be integrated successfully; the possibility that the cost savings and any synergies or other anticipated benefits from the proposed Transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed Transaction making it more difficult to maintain relationships with employees, customers or other parties with whom BancPlus or First Trust have business relationships; diversion of management time on Transaction-related issues; risks relating to the potential dilutive effect of the shares of BancPlus common stock to be issued in the proposed Transaction;

the reaction to the proposed Transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on BancPlus, First Trust and the proposed Transaction; and other factors, many of which are beyond the control of BancPlus and First Trust.
For additional information, refer to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of BancPlus’s Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in BancPlus’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by BancPlus with the SEC and are available on the SEC’s website at www.sec.gov. You should not place undue reliance on any such forward-looking statements. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether written or oral, and whether as a result of new information, future developments or otherwise, except as specifically required by law.